SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 8 September 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosures: SENS announcement dated 7 September 2006 - General meeting
             of shareholders to authorise a specific repurchase by Sasol of its
             own ordinary shares held by a wholly-owned subsidiary

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

General meeting of shareholders to authorise a specific
repurchase by Sasol of its own ordinary shares held by a wholly-
owned subsidiary

A circular will be posted to shareholders on 11 September 2006,
including a notice convening a general meeting to be held at
09:00 on Tuesday, 3 October 2006 at the Sasol Limited Auditorium,
1 Sturdee Avenue, Rosebank, Johannesburg for the purpose of
considering, and if deemed fit, passing a special resolution to
implement a specific repurchase of shares as set out below.

1. Introduction and rationale for the specific repurchase

Sasol Investment Company (Proprietary) Limited ("Sasol Investment
Company") acquired ordinary shares in Sasol between 2000 and 2004
pursuant to general authorities granted to Sasol by its ordinary
shareholders. Currently, Sasol Investment Company owns a total of
60 111 477 Sasol shares ("treasury shares"), constituting
approximately 8,8% of the entire ordinary issued share capital of
Sasol.

Subject to the passing of the requisite special resolution, Sasol
will repurchase the treasury shares from Sasol Investment Company
following which they will be cancelled as issued shares and
restored to the status of authorised shares. The repurchase of
the treasury shares will be implemented in order to create
additional capacity for Sasol to purchase a further 10% of its
own shares.

2. The specific repurchase

Sasol and Sasol Investment Company entered into a share
acquisition and disposal agreement on 31 August 2006. In terms of
that agreement, Sasol will, subject to the approval of Sasol
ordinary shareholders, acquire the treasury shares from Sasol
Investment Company. The acquisition will occur on or about 6
October 2006. The shares will be acquired at market value and
cancelled upon acquisition.

As the specific repurchase is intra-group, it will have no
financial effect on Sasol or its shareholders, other than in

respect of transaction costs, including uncertificated securities tax, that are normally incurred in transactions of this nature.

3. Conditions

The repurchase is subject to the passing at the general meeting referred to above of a special resolution necessary to implement the repurchase and the subsequent registration thereof by the Registrar of Companies. In terms of the Listings Requirements of the JSE Limited and the provisions of the Companies Act, 61 of 1973, Sasol Investment Company will be excluded from voting at the general meeting.

Shareholders will also be requested to pass a special resolution granting a general authority for Sasol and/or its subsidiaries to purchase its ordinary shares up to a maximum of 10% of the issued share capital of Sasol.

Rosebank

7 September 2006

Sponsor

Deutsche Securities (SA) (Proprietary) Limited

Corporate Law Advisers

Edward Nathan (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 8 September 2006

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary